PROSPECTUS SUPPLEMENT
(To Prospectus dated October 7, 1996)

                                  $175,000,000
[NGC LOGO]                       NGC CORPORATION
                   7-5/8% SENIOR DEBENTURES DUE OCTOBER 15, 2026
                          ---------------------------

                    Interest Payable April 15 and October 15
                          ---------------------------

     NGC Corporation (the "Company" or "NGC") is offering $175,000,000 aggregate principal amount of 7-5/8% Senior Debentures due 2026 (the "Senior Debentures"). Interest on the Senior Debentures is payable semiannually on April 15 and October 15 of each year, commencing April 15, 1997. The Senior Debentures will be redeemable, at the option of the Company, in whole at any time or in part from time to time, at a redemption price equal to the greater of
(i) 100% of their principal amount and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the date of redemption, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate (as defined herein) plus 20 basis points, plus accrued interest thereon to the date of redemption. The Senior Debentures will not be subject to any sinking fund. See "Description of Senior Debentures."

     The Senior Debentures will be general unsecured obligations of the Company and will rank PARI PASSU with the Company's existing and future unsecured and unsubordinated indebtedness. The Company is a holding company, conducting all of its business through subsidiaries. The Company's obligations under the Senior Debentures will be fully and unconditionally guaranteed by the following Subsidiaries of the Company: Natural Gas Clearinghouse; Warren NGL, Inc.; Warren Petroleum Company, Limited Partnership; Warren Energy Resources, Limited Partnership; Warren Gas Liquids, Inc.; NGC Oil Trading and Transportation, Inc.; Warren Gas Marketing, Inc.; Warren NGL Pipeline Company; Kansas Gas Supply Corporation; Warren Intrastate Gas Supply, Inc.; NGC UK Limited; NGC Canada, Inc.; WTLPS, Inc.; WPC LP, Inc.; Electric Clearinghouse, Inc.; and NGC Futures, Inc. See "Description of Securities -- Subsidiary Guarantees" in the
Prospectus. The Indenture generally does not restrict the Company's ability to merge or sell the stock or assets of a Subsidiary Guarantor and certain of the Subsidiary Guarantees are subject to release under certain circumstances. As of September 3, 1996, the Company had consolidated debt of $781 million, of which $595 million was unsecured and unsubordinated indebtedness of the Company and $186 million was subordinated indebtedness of Warren NGL, Inc. (formerly Trident NGL, Inc.), one of the Subsidiary Guarantors. The Subsidiary Guarantees will rank senior to the existing and future subordinated indebtedness of the Subsidiary Guarantors. Neither the Company nor any of its Subsidiaries have any outstanding indebtedness that is secured or senior to the Senior Debentures or the Subsidiary Guarantees.

     The Senior Debentures will be issued and represented by one certificate and will be registered in the name of the nominee of The Depository Trust Company ("DTC") or any successor depository (the "Depository") and such nominee will be the sole holder of the Senior Debentures. An owner of an interest in the Senior Debentures ("Beneficial Owner") will not be entitled to the delivery of a definitive security except in limited circumstances. A Beneficial Owner's interest in the Senior Debentures will be recorded on the records of the Depository's participants, in integral multiples of $1,000, and shall entitle the Beneficial Owner to certain rights which may be exercised only through the Depository and the Depository's book-entry system. The Senior Debentures are expected to trade in the DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity for the Senior Debentures will therefore settle in immediately available funds. See "Description of Senior
Debentures -- Book-Entry Only System."

     The Senior Debentures are an issue of the Company's Securities described in the accompanying Prospectus (the "Prospectus") to which this Prospectus Supplement relates.
                          ---------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
     PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
       OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


================================================================================
                                                Underwriting
                            Price to           Discounts and      Proceeds to
                           Public(1)           Commissions(2)      Company(3)
--------------------------------------------------------------------------------
Per Senior Debenture.....   99.522%                0.875%           98.647%
--------------------------------------------------------------------------------
Total.................... $174,163,500           $1,531,250       $172,632,250
================================================================================

(1) Plus accrued interest, if any, from October 16, 1996.

(2) The Company and the Subsidiary Guarantors have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting expenses payable by the Company estimated at $375,000.

                          ---------------------------

     The Senior Debentures offered by this Prospectus Supplement are offered by the Underwriters subject to prior sale, withdrawal, cancellation or modification of the offer without notice, to delivery to and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the Senior Debentures will be made through the book-entry facilities of the Depository on or about October 16, 1996.
                          ---------------------------
LEHMAN BROTHERS
                        NATIONSBANC CAPITAL MARKETS, INC.
                                                               SMITH BARNEY INC.
October 10, 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SENIOR DEBENTURES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

     The Company is a leading North American aggregator, processor, transporter and marketer of energy products and services. NGC's integrated asset base includes, among other things, interests in approximately 15,000 miles of natural gas gathering and transmission pipelines, 56 gas processing plants, three natural gas liquids ("NGLs") fractionation facilities, 60 million barrels of NGL storage capacity, three NGL import/export marine terminals, ten other NGL terminals and approximately 2,100 miles of NGL pipelines. NGC is also the leading North American marketer of natural gas and NGLs and a leading U.S. marketer of electric power.

     NGC's business strategy, which it refers to as the "Energy Store" concept, embraces a commercial approach to integrating commodity marketing, risk management and production activities with the goal of maximizing value through a unified operation. Acting in the role of a large scale aggregator, processor, marketer and reliable supplier of multiple energy products and services, NGC is able to customize or package products and services to meet individual client specifications. NGC's management believes that the size and scope of NGC's operations allow it to be cost-competitive and still provide the full complement of services that energy customers demand while providing NGC cross-fuel and interregional profit opportunities not readily available to smaller or single commodity competitors.

     The Company is a holding company which operates through its subsidiaries. On August 31, 1996, the Company completed a strategic combination (the "Chevron Combination") with Chevron U.S.A. Inc. and certain Chevron affiliates ("Chevron") pursuant to which Chevron contributed substantially all of its midstream assets (the "Contribution"), including substantially all of the assets comprising Warren Petroleum Company and Chevron's Natural Gas Business Unit and an undivided 49% interest in those assets that constitute the West Texas LPG Pipeline, into Midstream Combination Corp. ("Midstream"), a Delaware corporation formed for purposes of the transaction. Immediately following the Contribution, NGC, which was formed effective March 1, 1995, pursuant to a strategic business combination (the "Trident Combination") between Natural Gas Clearinghouse ("Clearinghouse") and Trident NGL Holding, Inc., was merged with and into Midstream and renamed NGC Corporation. In connection with the Chevron Combination, NGC and Chevron and certain of their affiliates also entered into certain ancillary supply, sales and service agreements with respect to natural gas, NGLs and electricity, pursuant to which, among other things, NGC will have the right to (i) purchase and/or market substantially all the natural gas and NGLs produced or controlled by Chevron in the United States (except Alaska) and to supply natural gas and feedstocks to Chevron refineries and chemical plants in the United States and (ii) participate in existing and future opportunities to provide electricity to United States facilities of Chevron and its chemical company affiliate, as well as to purchase or market excess electricity generated by those facilities. The Company believes that its strategic alliances with Chevron will further enhance NGC's position as a leading marketer of energy products and its business strategy of being an "Energy Store" providing creative energy solutions for its customers. In connection with the Chevron Combination, NGC has agreed with the Federal Trade Commission to divest its ownership interest in one of its three NGL fractionation facilities and to relinquish operatorship at a second fractionation facility.

     Following the Chevron Combination, British Gas plc ("British Gas"), NOVA Corporation ("NOVA") and Chevron each directly or indirectly owns approximately 25.8% of the outstanding shares of common stock of the Company. In addition, Chevron owns all of the outstanding shares of the Company's Series A Participating Preferred Stock, which are convertible into shares of the Company's common stock upon the occurrence of certain events. If all the shares of Series A Participating Preferred Stock were converted into shares of the Company's common stock, British Gas and NOVA would each own 24.5% of the common stock and Chevron would own 29.5% of the common stock.

     The principal executive offices of the Company are located at 13430 Northwest Freeway, Suite 1200, Houston, Texas 77040, and its telephone number is
(713) 507-6400.

                                USE OF PROCEEDS

     The net proceeds from the sale of the Senior Debentures are estimated to be approximately $172.3 million. The Company intends to use such proceeds to repay a portion of the Company's outstanding bank debt under its $550 million revolving credit facility (the "Credit Facility"). On September 3, 1996, the Company had $284 million outstanding under the Credit Facility, and the weighted average interest rate of such debt was 6.0%. Borrowings under the Credit Facility have a final maturity date of March 14, 2000. The Company uses borrowings under the Credit Facility for capital expenditures, acquisitions, working capital and general corporate purposes. The repayment of debt under the Credit Facility includes amounts to be repaid to affiliates of certain of the Underwriters. See "Underwriting."

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company at August 31, 1996, on a historical basis adjusted for the pro forma effects of the Chevron Combination and as adjusted to give effect to the issuance and sale of the Senior Debentures offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                        HISTORICAL(1)      AS ADJUSTED
                                        -------------      ------------
                                                (IN THOUSANDS)
Short-term debt (including current
  maturities)........................     $       300       $      300
                                        =============      ============
Long-term debt:
     Revolving credit facility.......         284,000          111,700
     6 3/4% Senior Notes due December
     15, 2005........................         150,000          150,000
     7 5/8% Senior Debentures due
     October 15, 2026................        --                175,000
     Chevron Note....................         155,373          155,373
     Unamortized debt
      premium -- Chevron Note........           4,627            4,627
     Warren NGL, Inc. Senior
      Subordinated Notes(2)..........          65,000           65,000
     Warren NGL, Inc. Subordinated
      Notes(2).......................         105,000          105,000
     Unamortized debt
      premium -- Warren NGL, Inc.
      Notes(2).......................          16,198           16,198
     Other...........................             825              825
                                        -------------      ------------
          Total long-term debt.......         781,023          783,723
                                        -------------      ------------
Stockholders' equity:
     Preferred Stock, $0.01 par
      value, 50,000,000 shares
      authorized: 8,000,000 shares
      designated as Series A
      Participating Preferred Stock,
      7,815,363 shares issued and
      outstanding....................          75,418           75,418
     Common Stock, $0.01 par value,
      300,000,000 shares authorized,
      149,724,145 shares issued and
      outstanding....................           1,497            1,497
     Additional paid-in capital......         893,132          893,132
     Retained earnings...............          79,035           79,035
                                        -------------      ------------
       Total stockholders' equity....       1,049,082        1,049,082
                                        -------------      ------------
          Total capitalization.......     $ 1,830,105       $1,832,805
                                        =============      ============

------------

(1) Column consists of NGC's historical capitalization at August 31, 1996, adjusted for the pro forma effects of the Chevron Combination including: borrowings on the Company's credit facility necessary to affect the cash portion of the transaction and the related costs, the assumption of the Chevron Note and the issuance to Chevron of approximately 7.8 million preferred shares and 38.6 million common shares.

(2) Consists of indebtedness issued by the Company's wholly owned subsidiary Warren NGL, Inc.

                        DESCRIPTION OF SENIOR DEBENTURES

     THE FOLLOWING DESCRIPTION OF THE PARTICULAR TERMS OF THE SENIOR DEBENTURES OFFERED HEREBY (REFERRED TO IN THE ACCOMPANYING PROSPECTUS AS THE
"SECURITIES") SUPPLEMENTS, AND TO THE EXTENT INCONSISTENT THEREWITH REPLACES, THE DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF THE SECURITIES SET FORTH IN THE PROSPECTUS, TO WHICH DESCRIPTION REFERENCE IS HEREBY MADE. CAPITALIZED TERMS DEFINED IN THE ACCOMPANYING PROSPECTUS HAVE THE SAME MEANINGS WHEN USED HEREIN.

GENERAL

     The summary contained in this Prospectus Supplement of certain provisions of the Indenture dated as of September 26, 1996 (the "Indenture") between the Company, the Subsidiary Guarantors and The First National Bank of Chicago, as trustee (the "Trustee"), does not purport to be complete and is subject to and qualified in its entirety by reference to the Indenture and the Senior Debentures.

     The Senior Debentures will be limited to $175,000,000 aggregate principal amount and will mature on October 15, 2026. Interest at the annual rate set forth on the cover page of this Prospectus Supplement is to accrue from October 16, 1996, and is to be payable semiannually on April 15 and October 15, commencing April 15, 1997, to the Persons in whose names the Senior Debentures are registered at the close of business on the preceding April 1 or October 1, respectively. All payments on the Senior Debentures will be made in U.S. dollars.

     The Senior Debentures will be general unsecured obligations of the Company and will rank PARI PASSU with the Company's existing and future unsecured and unsubordinated indebtedness.

     The Senior Debentures will not be subject to any sinking fund.

     The Senior Debentures will be redeemable, at the option of the Company, in whole at any time or in part from time to time, on at least 30 days but not more than 60 days prior notice mailed to the registered address of each holder of Senior Debentures to be so redeemed, at a redemption price equal to the greater of (i) 100% of the principal amount of the Senior Debentures to be so redeemed plus accrued interest thereon to the date of redemption and (ii) the sum of the present values of the remaining scheduled payments of principal of the Senior Debentures to be so redeemed and interest thereon discounted to the date of redemption, on a semiannual basis (assuming a 360-day per year consisting of twelve 30-day months), at the Treasury Rate (as defined herein) plus 20 basis points plus accrued interest thereon to the date of redemption.

     "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Senior Debentures to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Senior Debentures. "Independent Investment Banker" means the Reference Treasury Dealer.

     "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     "Comparable Treasury Price" means, with respect to any redemption date,
(i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, the average of the Reference Treasury Dealer Quotations for such redemption date. "Reference Treasury Dealer Quotations" means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

     "Reference Treasury Dealer" means Lehman Brothers Inc. and its successors; provided however, that if Lehman Brothers Inc. shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

     The obligations of the Company under the Securities will be fully and unconditionally guaranteed on a senior unsecured basis by the Subsidiary Guarantors. See "Description of Securities -- Subsidiary Guarantees" in the Prospectus. The Indenture generally does not restrict the Company's ability to merge or sell the stock or assets of a Subsidiary Guarantor, and certain of the Subsidiary Guarantees are subject to release under certain circumstances. As of September 3, 1996, the Company had consolidated debt of $781 million, of which $595 million was unsecured and unsubordinated indebtedness of the Company and $186 million was subordinated indebtedness of Warren NGL, Inc. (formerly Trident NGL, Inc.), one of the Subsidiary Guarantors. The Subsidiary Guarantees will rank senior to the existing and future subordinated indebtedness of the Subsidiary Guarantors.

     The Company has direct and indirect subsidiaries ("Non-Guarantor Subsidiaries") that are not included among the Subsidiary Guarantors, and the Indenture does not restrict the incurrence of debt by such subsidiaries. Although none of the Company's consolidated debt as of September 3, 1996, was indebtedness of a Non-Subsidiary Guarantor, such subsidiaries could incur indebtedness in the future. If a Non-Guarantor Subsidiary incurs debt, the rights of the holders of the Senior Debentures to participate in the assets of any Non-Guarantor Subsidiary upon its liquidation or recapitalization will be subject to the prior claims of such subsidiary's creditors.

     In addition to the Events of Default described in the accompanying Prospectus under "Description of Securities -- Events of Default," the following event will also constitute an Event of Default with respect to the Senior Debentures: the acceleration of the maturity of any indebtedness for borrowed money of the Company or any Subsidiary (other than the Senior Debentures) having an aggregate principal amount outstanding in excess of an amount equal to 5% of the Company's Net Tangible Assets, if such acceleration is not rescinded or annulled, or such indebtedness shall not have been discharged, within 15 days after written notice thereof to the Company.

     The discharge and defeasance provisions and the covenant provisions described in the accompanying Prospectus under "Description of Securities -- Defeasance," " -- Limitation on Liens", and " -- Consolidation, Merger and Sale of Assets" will apply to the Senior Debentures.

BOOK-ENTRY ONLY SYSTEM

     The Senior Debentures will be issuable only as Registered Securities and will be represented by one certificate (the "Global Security") to be registered in the name of a nominee of DTC or any successor depository (the "Depository"). The Depository will maintain the Senior Debentures in denominations of $1,000 and integral multiples thereof through its book-entry facilities. See "Description of Securities -- Global Securities" in the accompanying Prospectus for additional information concerning the Global Security. In accordance with its normal procedures, the Depository will record the interests of each Depository participating firm ("Participant") in the Senior Debentures, whether held for its own account or as a nominee for another Person.

     So long as the nominee of the Depository is the registered owner of the Senior Debentures, such nominee will be considered the sole owner or holder of the Senior Debentures for all purposes under the Indenture and any applicable laws. Except as otherwise provided below, a Beneficial Owner of interests in the Senior Debentures will not be entitled to receive a physical certificate representing such ownership interest and will not be considered an owner or holder of the Senior Debentures under the Indenture. A Beneficial Owner is the Person who has the right to sell, transfer or otherwise dispose of an interest in the Senior Debentures and the right to receive the proceeds therefrom, as well as interest, principal and premium (if any) payable in respect thereof. A Beneficial Owner's interest in the Senior Debentures will be recorded, in integral multiples of $1,000, on the records of the Participant that maintains such Beneficial

Owner's account for such purpose. In turn, the Participant's interest in such Senior Debentures will be recorded, in integral multiples of $1,000, on the records of the Depository. Therefore, the Beneficial Owner must rely on the foregoing arrangements to evidence its interest in the Senior Debentures. Beneficial ownership of the Senior Debentures may be transferred only by compliance with the procedures of a Beneficial Owner's Participant (E.G., brokerage firm) and the Depository. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in the Senior Debentures represented by the Global Security.

     All rights of ownership must be exercised through the Depository and the book-entry system, and notices that are to be given to registered owners by the Company or the Trustee will be given only to the Depository. It is expected that the Depository will forward the notices to the Participants who will in turn forward the notices to the Beneficial Owners. Neither the Company, the Trustee nor any Paying Agent or the registrar for the Senior Debentures will have any responsibility or obligation to assure that any notices are forwarded by the Depository to any Participant or by any Participant to the Beneficial Owners.

     Payments of principal of and interest on the Senior Debentures represented by the Global Security registered in the name of the Depository or its nominee will be made by the Company through the Paying Agent in immediately available funds to the Depository or its nominee, as the case may be, as the registered owner of the Senior Debentures represented by such Global Security.

     The Company has been advised that the Depository or its nominee, upon receipt of any payment of principal or interest in respect of the Senior Debentures represented by the Global Security, will credit immediately the accounts of the related Participants with payment in amounts proportionate to their respective beneficial interest in the Senior Debentures represented by the Global Security as shown on the records of the Depositary. The Company expects the payments by Participants to Beneficial Owners will be governed by standing customer instructions and customary practices. Such payments will be the responsibility of such Participants.

     DTC has advised the Company and the Underwriters as follows: DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC was created to hold securities of Participants and to facilitate the clearance and settlement of securities transactions among Participants in such securities transactions through electronic book-entry changes in accounts of Participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers (including the Underwriters), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTCs book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Persons who are not Participants may beneficially own securities held by DTC only through Participants.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement of the Senior Debentures will be made by the Underwriters in immediately available funds. So long as the Senior Debentures are in the form of Book-Entry Notes, all payments of principal and interest will be made by the Company in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Senior Debentures are expected to trade in the DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the Senior Debentures will therefore be required by the Depository to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Senior Debentures.

                                  UNDERWRITING

     The underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement") among the Company, the Subsidiary Guarantors and the Underwriters, to purchase the respective principal amount of Senior Debentures set forth opposite their respective names below:

                                          PRINCIPAL
                                          AMOUNT OF
    UNDERWRITERS                        SENIOR DEBENTURES
-------------------------------------   -----------------
Lehman Brothers Inc..................      $58,334,000
NationsBanc Capital Markets, Inc.....       58,333,000
Smith Barney Inc.....................       58,333,000
                                        -----------------
     Total...........................      $175,000,000
                                        =================

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase the Senior Debentures are subject to certain conditions and that, if any Senior Debentures are purchased by the Underwriters pursuant to the Underwriting Agreement, all of the Senior Debentures agreed to be purchased by the Underwriters pursuant to the Underwriting Agreement must be so purchased.

     The Company has been advised by the Underwriters that they propose to offer the Senior Debentures offered hereby initially at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain selected dealers (who may include Underwriters) at such public offering price less a concession not to exceed .50% of the principal amount of the Senior Debentures. The Underwriters or such selected dealers may reallow a commission to certain other dealers not to exceed .25% of the principal amount of the Senior Debentures. After the initial public offering, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters.

     There is no public market for the Senior Debentures, and the Company has no plans to list the Senior Debentures on a securities exchange. The Company has been advised by each Underwriter that it presently intends to make a market in the Senior Debentures; however, none of the Underwriters are obligated to do so. Any such market-making may be discontinued at any time, for any reason, without notice. If any of the Underwriters ceases to act as a market-maker for the Senior Debentures for any reason, there can be no assurance that another firm or person will make a market in the Senior Debentures. There can be no assurance that an active market for the Senior Debentures will develop or, if a market does develop, at what prices the Senior Debentures will trade.

     The Underwriters or their respective affiliates have, from time to time, performed investment banking or other financial services for the Company for which they have received customary fees and commissions. Lehman Brothers Inc. acted as financial advisor to NGC in connection with the Chevron Combination, which was completed in August 1996, as lead manager for an offering of senior debt securities by the Company in December 1995, as lead manager for a secondary offering of the Company's common stock in May 1995 and as financial advisor to Clearinghouse in connection with the Trident Combination, which was completed in March 1995.

     NationsBanc Capital Markets, Inc. is an affiliate of NationsBank of Texas, N.A. ("NationsBank"). NationsBank is a lender under the Credit Facility and will receive a portion of the repayment by the Company of borrowings under the Credit Facility from the proceeds of the offering of the Senior Debentures. NationsBank also was an underwriter for an offering of senior debt securities by the Company in December 1995 and is a participating bank under the Company's $300 million letter of credit facility.

     The Underwriters have advised the Company that they do not intend to confirm sales of the Senior Debentures to any customer accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

     The Company and the Subsidiary Guarantors have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriters may be required to make in respect of such liabilities.

                         VALIDITY OF SENIOR DEBENTURES

     The validity of the Senior Debentures will be passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with the Senior Debentures will be passed upon for the Underwriters by Baker & Botts, L.L.P., Houston, Texas.

                                    EXPERTS

     The audited consolidated financial statements and schedule of NGC Corporation and subsidiaries, incorporated by reference herein, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to saidreport, which includes an explanatory paragraph with respect to the change in its method of accounting for fixed price natural gas transactions to the mark-to-market method of accounting.

     The financial statements of Accord Energy Limited as of December 31, 1995 and 1994 and for the year ended December 31, 1995 and the period from December 2, 1993 to December 31, 1994, incorporated herein by reference to the Annual Report on Form 10-K/A of NGC Corporation for the year ended December 31, 1995, have been so incorporated in reliance on the report of Price Waterhouse, Chartered Accountants and Registered Auditors, given on the authority of said firm as experts in auditing and accounting.

PROSPECTUS
                                  $350,000,000
                                NGC CORPORATION
                                DEBT SECURITIES
                          ---------------------------
     NGC Corporation (the "Company" or "NGC") may offer from time to time its unsecured debt securities consisting of notes, debentures or other evidences of indebtedness (the "Securities") at an aggregate initial offering price of not more than $350,000,000 or, if applicable, the equivalent thereof in any other currency or currency unit. The Securities may be offered as separate series in amounts, at prices and on terms to be determined in light of market conditions at the time of sale and set forth in a Prospectus Supplement.

     Specific terms of each series of Securities, including, where applicable, the specific designation, aggregate principal amount, authorized denominations, maturity, interest rate or rates (or method of determining the same) and time or times of payment of any interest, any terms for optional or mandatory redemption, which may include redemption at the option of holders upon the occurrence of certain events, or payment of additional amounts or any sinking fund provisions, the initial public offering price, the proceeds to the Company and any other specific terms in connection with the offering and sale of such series (the "Offered Securities") will be set forth in a Prospectus
Supplement. As used herein, the term "Securities" shall include securities denominated in United States dollars or, at the option of the Company if so specified in an applicable Prospectus Supplement, in any other currency or currency unit, or in amounts determined by reference to an index. The Securities will be general unsecured obligations of the Company and will rank PARI PASSU with the Company's existing and future unsecured and unsubordinated indebtedness. The Company is a holding company, conducting all of its business through subsidiaries. The Company's obligations under the Securities will be fully and unconditionally guaranteed by the following Subsidiaries of the
Company: Natural Gas Clearinghouse; Warren NGL, Inc.; Warren Petroleum Company, Limited Partnership; Warren Energy Resources, Limited Partnership; Warren Gas Liquids, Inc.; NGC Oil Trading and Transportation, Inc.; Warren Gas Marketing, Inc.; Warren NGL Pipeline Company; Kansas Gas Supply Corporation; Warren Intrastate Gas Supply, Inc.; NGC UK Limited; NGC Canada, Inc.; WTLPS, Inc.; WPC LP, Inc.; NGC Futures, Inc.; and Electric Clearinghouse, Inc. See "Description of Securities -- Subsidiary Guarantees." The Indenture generally does not restrict the Company's ability to merge or sell the stock or assets of a Subsidiary Guarantor, and certain of the Subsidiary Guarantees are subject to release under certain circumstances. The Subsidiary Guarantees will rank senior to the existing and future subordinated indebtedness of the Subsidiary Guarantors. Neither the Company nor any of its Subsidiaries have any outstanding indebtedness that is secured or senior to the Securities or the Subsidiary Guarantees.

     The Securities may be sold directly by the Company to investors, through agents designated from time to time or to or through underwriters or dealers. See "Plan of Distribution." If any agents of the Company or any underwriters are involved in the sale of any Securities in respect of which this Prospectus is being delivered, the names of such agents or underwriters and any applicable commissions or discounts will be set forth in a Prospectus Supplement. The net proceeds to the Company from such sale also will be set forth in a Prospectus Supplement.

     The Securities may be issued in registered form or bearer form with or without coupons attached, or both. In addition, all or a portion of the Securities of a series may be issuable in temporary or permanent global form. Securities in bearer form may be offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions.

                           ---------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
           AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
           NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
                 ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           ---------------------------

      This Prospectus may not be used to consummate sales of the Securities unless accompanied by a Prospectus Supplement.

OCTOBER 7, 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICES OF THE SECURITIES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission (http://www.sec.gov). Certain securities of the Company are listed on the New York Stock Exchange. Reports, proxy statements and other information concerning the Company can be inspected and copied at the office of the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in such Registration Statement. Reference is made to such Registration Statement and to the exhibits thereto for further information with respect to the Company and the Securities offered hereby.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's (i) Annual Report on Form 10-K/A for the year ended December 31, 1995, including the consolidated financial statements and schedule of NGC and the report thereon by Arthur Andersen LLP and the financial statements of Accord Energy Limited and the report thereon by Price Waterhouse, as filed with the Commission on July 26, 1996, (ii) Quarterly Report on Form 10-Q/A for the three-month period ended March 31, 1996, as filed with the Commission on July 29, 1996, (iii) Quarterly Report on Form 10-Q for the six-month period ended June 30, 1996, as filed with the Commission on August 14, 1996, and (iv) Current Reports on Form 8-K dated January 21, 1996, May 22, 1996, July 26, 1996, August 21, 1996 and August 31, 1996 are each hereby incorporated by reference herein.

     All reports and other documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated herein by reference and to be a part hereof from their respective dates of filing. Any statement contained herein or in a document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Prospectus Supplement modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any and all of the documents referred to above which have been incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents. Requests for such copies should be directed to NGC Corporation, 13430 Northwest Freeway, Suite 1200, Houston, Texas 77040, Attention: Investor Relations; (713) 507-6400.

                   UNCERTAINTY OF FORWARD-LOOKING STATEMENTS

     This Prospectus, including any documents that are incorporated by reference as set forth in "Incorporation of Certain Documents by Reference," contains forward-looking statements. Such statements are typically indicated by words or phrases such as "anticipate," "estimate," "projects," "management believes," "the Company believes" and similar words or phrases. Such statements are subject to certain risks, uncertainties or assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. While various factors will influence the outcome of those forward-looking statements, among the key factors that may have a direct bearing on the Company's results of operations and financial condition are: (i) competitive practices in the industries in which the Company competes,
(ii) fluctuations in energy commodity prices to the extent such prices have not been hedged or which are inconsistent with the Company's net open position in its energy marketing activities, (iii) environmental liabilities to which the Company may be subject in the future which are not covered by an indemnity or insurance, (iv) the ability of the Company to successfully integrate the operations of the Company and the businesses contributed to the Company by Chevron U.S.A. Inc. and certain of its affiliates on August 31, 1996, and (v) the impact of current and future laws and governmental regulations (particularly environmental regulations) affecting the energy industry in general and the Company's operations in particular. Additional factors to consider in assessing the risks and uncertainties of such forward-looking statements are detailed in the Company's other filings with the Commission.

                                  THE COMPANY

     The Company is a leading North American aggregator, processor, transporter and marketer of energy products and services. NGC's integrated asset base includes, among other things, interests in approximately 15,000 miles of natural gas gathering and transmission pipelines, 56 gas processing plants, three natural gas liquids ("NGLs") fractionation facilities, 60 million barrels of NGL storage capacity, three NGL import / export marine terminals, ten other NGL terminals and approximately 2,100 miles of NGL pipelines. NGC is also the leading North American marketer of natural gas and NGLs and a leading U.S. marketer of electric power.

     NGC's business strategy, which it refers to as the "Energy Store" concept, embraces a commercial approach to integrating commodity marketing, risk management and production activities with the goal of maximizing value through a unified operation. Acting in the role of a large scale aggregator, processor, marketer and reliable supplier of multiple energy products and services, NGC is able to customize or package products and services to meet individual client specifications. NGC's management believes that the size and scope of NGC's operations allow it to be cost-competitive and still provide the full complement of services that energy customers demand while providing NGC cross-fuel and interregional profit opportunities not readily available to smaller or single commodity competitors.

     The Company is a holding company which operates through its subsidiaries. On August 31, 1996, the Company completed a strategic combination (the "Chevron Combination") with Chevron U.S.A. Inc. and certain Chevron affiliates ("Chevron") pursuant to which Chevron contributed substantially all of its midstream assets (the "Contribution"), including substantially all of the assets comprising Warren Petroleum Company and Chevron's Natural Gas Business Unit and an undivided 49% interest in those assets that constitute the West Texas LPG Pipeline, into Midstream Combination Corp. ("Midstream"), a Delaware corporation formed for purposes of the transaction. Immediately following the Contribution, NGC, which was formed effective March 1, 1995, pursuant to a strategic business combination between Natural Gas Clearinghouse ("Clearinghouse") and Trident NGL Holding, Inc., was merged with and into Midstream and renamed NGC Corporation. In connection with the Chevron Combination, NGC and Chevron and certain of their affiliates also entered into certain ancillary supply, sales and service agreements with respect to natural gas, NGLs and electricity, pursuant to which, among other things, NGC will have the right to (i) purchase and/or market substantially all the natural gas and NGLs produced or controlled by Chevron in the United States (except Alaska) and to supply natural gas and feedstocks to Chevron refineries and chemical plants in the United States and (ii) participate in existing and future opportunities to provide electricity to United States facilities of Chevron and its chemical company affiliate, as well as to purchase or market excess electricity generated by those facilities. The Company believes that its strategic alliances with Chevron will further enhance NGC's position as a leading marketer of energy products and its business strategy of being an "Energy Store" providing creative energy solutions for its customers. In connection with the Chevron Combination, NGC has agreed with the Federal Trade Commission to divest its ownership interest in one of its three NGL fractionation facilities and to relinquish operatorship at a second fractionation facility.

     Following the Chevron Combination, British Gas plc ("British Gas"), NOVA Corporation ("NOVA") and Chevron each directly or indirectly owns approximately 25.8% of the outstanding shares of common stock of the Company. In addition, Chevron owns all of the outstanding shares of the Company's Series A Participating Preferred Stock, which are convertible into shares of the Company's common stock upon the occurrence of certain events. If all the shares of Series A Participating Preferred Stock were converted into shares of the Company's common stock, British Gas and NOVA would each own 24.5% of the common stock and Chevron would own 29.5% of the common stock.

                                USE OF PROCEEDS

     Except as may otherwise be described in the Prospectus Supplement relating to an offering of Securities, the net proceeds from the sale of the Securities will be used for general corporate purposes. Any allocation of the net proceeds of an offering of Securities to a specific purpose will be determined at the time of such offering and will be described in the related Prospectus Supplement.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods shown. The computation for each of the years ended December 31, 1991 through 1994 includes only the consolidated results of Clearinghouse and its subsidiaries. The computation for 1995 includes the consolidated results of Clearinghouse and its subsidiaries for the full year, and of Trident NGL Holding, Inc. and its subsidiaries from March 1, 1995, the effective date of the Trident Combination.

        NGC CORPORATION
-------------------------------           NATURAL GAS CLEARINGHOUSE
  SIX MONTHS        YEAR ENDED             YEARS ENDED DECEMBER 31,
ENDED JUNE 30,     DECEMBER 31,   ------------------------------------------
     1996              1995         1994       1993       1992       1991
--------------     ------------   ---------  ---------  ---------  ---------
  3.36               2.48           13.08      19.18      11.84      10.12

     For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges (excluding capitalized interest and depreciation of interest previously capitalized) less undistributed income from equity investees. Fixed charges consist of (i) the Company's interest expense, (ii) amortization of deferred financing costs, (iii) interest capitalized during the year and (iv) the portion of the Company's lease rental expense representative of the interest factor attributable to such leases. Such ratios do not give effect to the Chevron Combination, which was completed on August 31, 1996.

     A statement setting forth the computation of the ratios of earnings to fixed charges is filed as an exhibit to the Registration Statement.

                           DESCRIPTION OF SECURITIES

     The Securities will be issued under an indenture dated as of September 26, 1996 (the "Indenture") between the Company, as issuer, the Subsidiary Guarantors and The First National Bank of Chicago, as trustee (the "Trustee"), a form of which is filed as an exhibit to the Registration Statement. The statements under this caption are summaries of certain provisions of the Indenture. Wherever particular Sections of the Indenture or terms not defined herein that are defined in the Indenture are referred to herein or in a Prospectus Supplement, it is intended that such Sections or defined terms shall be incorporated by reference herein or therein, as the case may be.

     The Securities may be issued from time to time in one or more series. The particular terms of each series of Securities offered by any Prospectus Supplement or Prospectus Supplements will be described in such Prospectus Supplement or Prospectus Supplements relating to such series.

GENERAL

     The Indenture does not limit the amount of Securities, debentures, notes or other evidences of indebtedness that may be issued by the Company or any of its subsidiaries, nor does it restrict transactions between the Company and its affiliates or dividends and other distributions by the Company to its stockholders. In addition, other than as set forth under "-- Limitation on Liens," there are no provisions of the Indenture that afford holders of the Securities protection in the event of either a change in control of the Company or a highly leveraged transaction involving the Company.

     Securities may be issued under the Indenture from time to time in separate series up to an aggregate amount from time to time authorized by the Company for such series. The Securities will be unsecured obligations of the Company and will rank on a parity with all other unsecured and unsubordinated indebtedness of the Company unless the Company is required to secure the Securities pursuant to the Indenture provisions described below under "-- Limitation on Liens."

     The applicable Prospectus Supplement or Prospectus Supplements will describe the following terms of the Offered Securities: (1) the title of the Offered Securities; (2) any limit on the aggregate principal amount of the Offered Securities; (3) whether the Offered Securities are to be issuable as Registered Securities or Bearer Securities, or both, whether any of the Offered Securities are to be issuable initially in temporary global form and whether any of the Offered Securities are to be in permanent global form; (4) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Offered Securities will be issued; (5) the date or dates on which the Offered Securities will mature; (6) the rate or rates per annum (or the method by which such will be determined) at which the Offered Securities will bear interest, if any, and the date from which any such interest will accrue and whether, and under what circumstances, additional amounts with respect to such Securities shall be payable; (7) the Interest Payment Dates on which any such interest on the Offered Securities will be payable, the Regular Record Date for any interest payable on any Offered Securities which are Registered Securities on any Interest Payment Date and the extent to which, or the manner in which, any interest payable on a temporary global Offered Security on an Interest Payment Date will be paid; (8) any mandatory or optional sinking fund or analogous provisions; (9) each office or agency where, subject to the terms of the Indenture as described below under "Payment and Paying Agents," the principal of and any premium and interest on the Offered Securities will be payable and each office or agency where, subject to the terms of the Indenture as described below under "Form, Exchange, Registration and Transfer," the Offered Securities may be presented for registration of transfer or exchange;
(10) the right of the Company to redeem the Offered Securities at its option and the period or periods, if any, within which and the price or prices at which the Offered Securities may, pursuant to any optional or mandatory redemption provisions, be redeemed, in whole or in part, and the other detailed terms and provisions of any such optional or mandatory redemption; (11) the denominations in which any Offered Securities which are Registered Securities will be issuable, if other than in denominations of $1,000 and any integral multiple thereof, and the denomination or denominations in which any Offered Securities which are Bearer Securities will be issuable, if other than in denominations of $5,000; (12) the currency or currencies (including composite currencies) in which payment of principal of and any premium and interest on the Offered Securities is payable; (13) any index used to determine the amount of payments of principal of and any premium and interest on the Offered Securities; (14) information with respect to book-entry procedures, if any; and (15) any other terms of the Offered Securities not inconsistent with the provisions of the Indenture. (Section 301) Any such Prospectus Supplement will also describe any special provisions for payment of additional amounts with respect to the Offered Securities.

     Securities may be issued as Original Issue Discount Securities. An Original Issue Discount Security is a Security, including any Zero-Coupon Security, which is issued at a price lower than the amount payable upon the Stated Maturity thereof and which provides that upon redemption or acceleration of the maturity thereof, an amount less than the amount payable upon the Stated Maturity thereof and determined in accordance with the terms of such Security shall become due and payable. Special United States federal income tax considerations applicable to Securities issued at an original issue discount, including Original Issue Discount Securities, and special United States tax considerations and other terms and restrictions applicable to any Securities issued in bearer form, offered exclusively to United States Aliens or denominated in other than United States dollars, will be set forth in a Prospectus Supplement relating thereto.

     The Securities will be general unsecured obligations of the Company and will rank PARI PASSU with the Company's existing and future unsecured and unsubordinated indebtedness. The Company is a holding company, conducting all of its business through subsidiaries. Accordingly, the ability of the Company to meet its obligations under the Indenture and the Securities will be dependent on the earnings and cash flows of its subsidiaries and the ability of its subsidiaries to pay dividends or to advance funds to the Company. The obligations of the Company under the Securities will be guaranteed on a senior unsecured basis by the Subsidiary Guarantors. See " -- Subsidiary Guarantees." The Subsidiary Guarantees will rank senior to the existing and future subordinated indebtedness of the Subsidiary Guarantors.

     The Company has direct and indirect subsidiaries ("Non-Guarantor Subsidiaries") that are not included among the Subsidiary Guarantors, and the Indenture does not restrict the incurrence of debt by such subsidiaries. Although none of the Company's consolidated debt as of September 3, 1996 was indebtedness of a Non-Guarantor Subsidiary, such subsidiaries could incur indebtedness in the future. If a Non-Guarantor Subsidiary incurs debt, the rights of the holders of Securities to participate in the assets of any Non-Guarantor Subsidiary upon its liquidation or recapitalization will be subject to the prior claims of such subsidiary's creditors.

SUBSIDIARY GUARANTEES

     The obligations of the Company under the Securities will be fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by the Subsidiary Guarantors, subject to release as described below and under the caption "Consolidation, Merger and Sale of Assets." Initially, the Subsidiary Guarantors will consist of Clearinghouse, Warren NGL, Inc., formerly Trident NGL, Inc., ("Warren NGL"), Warren Petroleum Company, Limited Partnership ("Warren Petroleum"), Warren Gas Liquids, Inc., formerly NGC Liquids Marketing, Inc., ("Warren Liquids"), NGC Oil Trading and Transportation, Inc. ("NOTTI", and, together with Clearinghouse, Warren NGL, Warren Petroleum and Warren Liquids, the "Primary Guarantors") and Warren Energy Resources, Limited Partnership, formerly NGC Energy Resources, Limited Partnership, ("Warren Energy Resources"), Warren Gas Marketing, Inc., formerly Trident Gas Marketing, Inc., ("Warren Marketing"), Warren NGL Pipeline
Company, formerly Trident NGL Pipeline Company, ("Warren Pipeline"), Kansas
Gas Supply Corporation ("Kansas Gas"), Warren Intrastate Gas Supply, Inc., formerly Trident Acquisition Corp. ("WIGS"), NGC UK Limited ("NGC UK"), NGC Canada, Inc. ("NGC Canada"), WTLPS, Inc. ("WTLPS"), WPC LP, Inc. ("WPC"),
NGC Futures, Inc. ("NGC Futures"), Electric Clearinghouse, Inc. ("ECI") and any other Subsidiary of the Company that is added as a Subsidiary Guarantor after the date hereof (collectively, the "Secondary Guarantors").

     The Subsidiary Guarantees will be general unsecured obligations of each respective Subsidiary Guarantor and will rank PARI PASSU in right of payment with all existing and future unsecured and unsubordinated indebtedness of such Subsidiary Guarantor. (Section 1501) Each of the Subsidiary Guarantors is also a guarantor of the Company's obligations under its bank credit facility and $150,000,000 in aggregate principal amount of the Company's 6 3/4% Senior Notes due 2005 (the "6 3/4% Senior Notes") issued pursuant to an Indenture dated December 11, 1995. Each of the guarantors of the Company's bank credit facilities and the 6 3/4% Senior Notes is also a Subsidiary Guarantor of the Securities, except NGC Storage, Inc., HUB Services, Inc. and NGC Anardarko Gathering Systems, Inc.

     The Indenture provides that if any Subsidiary of the Company (other than NGC Storage, Inc., HUB Services, Inc. or NGC Anardarko Gathering Systems, Inc.) guarantees or becomes primarily obligated with respect to any Funded Indebtedness of the Company, other than the Securities, at any time subsequent to the date on which the Securities are originally issued, then the Company will cause the Securities to be equally and ratably guaranteed by such Subsidiary. (Section 1505) The Indenture also provides that a Secondary Guarantor, but not a Primary Guarantor, may be released from its Subsidiary Guarantee if such Secondary Guarantor is not a guarantor of or primary obligor under any Funded Indebtedness of the Company other than the Securities, provided that no Event of Default under the Indenture has occurred and is continuing. (Section 1506)

     The obligations of each Subsidiary Guarantor are limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal, state or foreign law. (Section 1502)

     Warren NGL, one of the Company's wholly owned subsidiaries and a Primary Guarantor, has $65,000,000 in senior subordinated notes due 2001 and $105,000,000 in junior subordinated notes due 2003 outstanding pursuant to indentures which Warren NGL entered into prior to the Trident Combination (the "Warren NGL Indentures"). The Indenture provides that the obligation of Warren NGL under its Subsidiary Guarantee will not exceed the maximum amount that Warren NGL can guarantee without violating the terms of the Warren NGL Indentures. (Section 1502) The Warren NGL Indentures contain certain covenants which, in certain circumstances, limit the amount of debt that Warren NGL can incur or guarantee. The Warren NGL Indenture relating to the senior subordinated notes permits, among other things, Warren NGL to incur or guarantee debt to the extent permitted by Warren NGL's bank facility (as defined in such indenture). The Warren NGL Indenture relating to the junior subordinated notes permits, among other things, Warren NGL to incur or guarantee debt subject to a cash flow to fixed charges coverage test. The Company will not issue Securities under the Indenture unless Warren NGL meets such incurrence tests at the time of issuance. Warren NGL currently satisfies both of these incurrence tests. Accordingly, the Company believes that Warren NGL's full and unconditional guarantee of the Company's obligations under the Securities is permitted by the Warren NGL Indentures (subject to the fraudulent conveyance or transfer issues addressed in the preceding paragraph). Certain parties may assert, however, that the amount of Warren NGL's guarantee of the Company's obligations under the Securities is limited in the event the guarantee is called upon by Holders of the Securities.

     Rights of subrogation under the Subsidiary Guarantees will be subordinated to the prior right of holders of the Securities to be paid in full. (Section
1510)

     Separate financial statements of each Subsidiary Guarantor have not been provided because management has determined that such information would not be material to investors as the aggregate assets, liabilities, earnings and equity of the Subsidiary Guarantors is substantially equivalent to the Company's consolidated assets, liabilities, earnings and equity. The Company also has direct and indirect subsidiaries that are not Subsidiary Guarantors. These non-guarantor subsidiaries, both individually and in the aggregate, are inconsequential to NGC (and its accounting predecessor, Clearinghouse) as of and for each of the three years ended December 31, 1995 and as of and for the six months ended June 30, 1996.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

     Securities of a series may be issuable in definitive form solely as Registered Securities, solely as Bearer Securities or as both Registered Securities and Bearer Securities. Unless otherwise indicated in an applicable Prospectus Supplement, Bearer Securities will have interest coupons attached. (Section 201) The Indenture also will provide that Securities of a series may be issuable in temporary or permanent global form. (Section 201)

     Registered Securities of any series will be exchangeable for other Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In addition, if Securities of any series are issuable as both Registered Securities and Bearer Securities, at the option of the Holder upon request confirmed in writing, and subject to the terms of the Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Bearer Securities surrendered in exchange for Registered Securities between a Regular Record Date or a Special Record Date and the relevant date for payment of interest shall be surrendered without the coupon, relating to such date for payment of interest, and interest accrued as of such date will not be payable in respect of the Registered Security issued in exchange for such Bearer Security, but will be payable only to the Holders of such coupon, when due in accordance with the terms of the Indenture. Bearer Securities will not be issued in exchange for Registered Securities. (Section 305)

     Securities may be presented for exchange as provided above, and Registered Securities may be presented for registration or transfer (with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar or at the office of any transfer agent designated by the Company for such purpose with respect to any series of Securities and referred to in an applicable Prospectus Supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the Security Registrar or any such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee as Security Registrar. (Section 305) If a Prospectus Supplement refers to any transfer agent (in addition to the Security Registrar) initially designated by the Company with respect to any series of Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Securities of a series are issuable solely as Registered Securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (in addition to the Security Registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Securities. (Section
1002)

     In the event of any redemption in part, the Company shall not be required to (i) issue, register the transfer of or exchange Securities of any series during a period beginning at the opening of business 15 days prior to the selection of Securities of that series for redemption and ending on the close of business on (A) if Securities of the series are issuable only as Registered Securities, the day of mailing of the relevant notice of redemption and (B) if Securities of the series are issuable as Bearer Securities, the day of the first publication of the relevant notice of redemption or, if Securities of the series are also issuable as Registered Securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer or exchange of any Registered Security, or portion thereof, called for redemption, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security called for redemption, except to exchange such Bearer Security for a Registered Security of that series and like tenor which is immediately surrendered for redemption. (Section 305)

PAYMENT AND PAYING AGENTS

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of, and any premium and interest on, Bearer Securities will be payable, subject to any applicable laws and regulations, at the offices of such Paying Agents outside the United States as the Company may designate from time to time, in the manner indicated in such Prospectus Supplement. (Section 1002) Unless otherwise indicated in an applicable Prospectus Supplement, payment of interest on Bearer Securities on any Interest Payment Date will be made only against surrender to the Paying Agent of the coupon relating to such Interest Payment Date. (Section 1001) No payment with respect to any Bearer Security will be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States. Notwithstanding the foregoing, payments of principal of, and any premium and interest on, Bearer Securities denominated and payable in U.S. dollars will be made at the offices of the Company's Paying Agent in the Borough of Manhattan, the City of New York, if (but only if) payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 1002)

     Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of, and any premium and interest on, Registered Securities will be made at the office of such Paying Agent or Paying Agents as the Company may designate from time to time, except that at the option of the Company payment of any interest may be made by check mailed on or before the due date to the address of the Person entitled thereto as such address shall appear in the Security Register. (Sections 307, 1002) Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on Registered Securities will be made to the Person in whose name such Registered Security is registered at the close of business on the Regular Record Date for such interest. (Section 307)

     Unless otherwise indicated in an applicable Prospectus Supplement, the Trustee at its Corporate Trust Office will be designated as a Paying Agent for the Company for payments with respect to Securities which are issuable solely as Registered Securities, and the Company will maintain a Paying Agent outside the United States for payments with respect to Securities (subject to the limitations described above in the case of Bearer Securities) which are issuable solely as Bearer Securities or as both Registered Securities and Bearer Securities. Any Paying Agents outside the United States and any other Paying Agents in the United States initially designated by the Company for the Securities will be named in an applicable Prospectus Supplement. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that, if Securities of a series are issuable solely as Registered Securities, the Company will be required to maintain a Paying Agent in each Place of Payment for such series and, if Securities of a series are issuable as Bearer Securities, the Company will be required to maintain (i) a Paying Agent in the Borough of Manhattan, the City of New York, for principal payments with respect to any Registered Securities of the series (and for payments with respect to Bearer Securities of the series in the circumstances described above, but not otherwise), and (ii) a Paying Agent in a Place of Payment located outside the United States where Securities of such series and any coupons appertaining thereto may be presented and surrendered for payment. (Section
1002)

     All monies paid by the Company to a Paying Agent for the payment of principal of or any premium or interest on any Security which remain unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will (subject to applicable escheat laws) be repaid to the Company, and the Holder of such Security or any coupon will thereafter look only to the Company for payment thereof. (Section 1003)

GLOBAL SECURITIES

     Securities of a series may be issued in whole or in part in the form of one or more global Securities that will be deposited with, or on behalf of, a depository identified in the Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. (Section 203) Unless and until it is exchanged in whole or in part for the individual Securities represented thereby, a global Security may not be transferred except as a whole by the depository for such global Security to a nominee of such depository or by a nominee of such depository to such depository or another nominee of such depository or by the depository or any nominee to a successor depository or any nominee of such successor.

     The specific terms of the depository arrangement with respect to a series of Securities and certain limitations and restrictions relating to a series of Bearer Securities in the form of one or more global Securities will be described in the Prospectus Supplement relating to such series.

CERTAIN DEFINITIONS

     "Funded Indebtedness" means all outstanding indebtedness (including indebtedness incurred under any revolving credit, letter of credit or working capital facility) that matures by its terms, or that is renewable at the option of any obligor thereon to a date, more than one year after the date on which such indebtedness is originally incurred. (Section 101)

     "Net Tangible Assets" means the total amount of assets appearing on a consolidated balance sheet of the Company and its Subsidiaries less, without duplication: (i) total current liabilities (excluding current maturities of long-term debt and preferred stock); (ii) all reserves for depreciation and other asset valuation reserves; (iii) all intangible assets such as goodwill, trademarks, trade names, patents and unamortized debt discount and expense carried as an asset; and (iv) all appropriate adjustments on account of minority interests of other Persons holding common stock in any Subsidiary. (Section 101)

     "Principal Property" means any natural gas, natural gas liquids or crude oil pipeline, distribution system, gathering system, storage facility or processing plant, except any such property that in the opinion of the Board of Directors of the Company is not of material importance to the business conducted by the Company and its consolidated Subsidiaries taken as a whole. (Section 101)

     "Principal Subsidiary" means any Subsidiary which owns a Principal Property. (Section 101)

     "Subsidiary" of a Person means (i) any corporation more than 50% of the outstanding securities having ordinary voting power of which is owned, directly or indirectly, by such Person or by one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries, or (ii) any partnership or similar business organization more than 50% of the ownership interests having ordinary voting power of which shall at the time be so owned. For the purposes of this definition, "securities having ordinary voting power" means securities or other equity interests which ordinarily have voting power for the election of directors, or persons having management power with respect to the Person, whether at all times or only so long as no senior class of securities has such voting power by reason of any contingency. (Section 101)

     "Subsidiary Guarantee" means any guarantee of the Securities by any Subsidiary Guarantor in accordance with the provisions set forth in "-- Subsidiary Guarantees." (Section 101)

     "Subsidiary Guarantor" means (i) each of Clearinghouse, Warren NGL,
Warren Petroleum, Warren Liquids and NOTTI (which are referred to herein as the "Primary Guarantors"); (ii) Warren Energy Resources, Warren Marketing, Warren Pipeline, Kansas Gas, WIGS, NGC UK, NGC Canada, WTLPS, WPC, NGC Futures, ECI and any other Subsidiary (direct or indirect) of the Company that delivers a Subsidiary Guarantee pursuant to the provisions described under "-- Subsidiary Guarantees" (which are referred to herein as the "Secondary Guarantors"); and
(iii) each of their respective successors and assigns, but excluding any Subsidiary released from its Subsidiary Guarantee pursuant to the terms of the Indenture. (Section 101)

LIMITATION ON LIENS

     The Indenture provides that the Company will not, and will not permit any Principal Subsidiary to, issue, assume or guarantee any indebtedness for money borrowed ("Debt") if such Debt is secured by a mortgage, pledge, security interest or lien (a "mortgage" or "mortgages") upon any Principal Property of the Company or any Principal Subsidiary or upon any shares of stock or indebtedness of any Principal Subsidiary (whether such Principal Property, shares of stock or indebtedness is now owned or hereafter acquired) without in any such case effectively providing that the Securities shall be secured equally and ratably with (or prior to) such Debt, except that the foregoing restrictions shall not apply to: (a) mortgages on any property acquired, constructed or improved by the Company or any Principal Subsidiary after the date of the Indenture which are created within 180 days after such acquisition (or in the case of property constructed or improved, after the completion and commencement of commercial operation of such property, whichever is later) to secure or provide for the payment of the purchase price or cost thereof; PROVIDED that in the case of such construction or improvement the mortgages shall not apply to any property theretofore owned by the Company or any Principal Subsidiary other than theretofore unimproved real property; (b) existing mortgages on property acquired (including mortgages on any property acquired from a Person which is consolidated with or merged with or into the Company or a Subsidiary) or mortgages outstanding at the time any corporation, partnership or trust becomes a Subsidiary that are not incurred in connection with such entity becoming a Subsidiary; (c) mortgages in favor of domestic or foreign governmental bodies to secure advances or other payments pursuant to any contract or statute or to secure indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to such mortgages, including mortgages to secure Debt of the pollution control or industrial revenue bond type; (d) mortgages in favor of the Company or any Principal Subsidiary; (e) mortgages on any Principal Property held, leased or used by the Company or any Principal Subsidiary in connection with the exploration for, development of or production of (but not the gathering, processing, transportation or marketing of) natural gas, oil or other minerals; or (f) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any mortgage referred to in the foregoing clauses (a), (b), (c), (d) and (e). (Section 1006)

     Notwithstanding the foregoing, the Company and any Principal Subsidiary may, without securing the Securities, issue, assume or guarantee secured Debt (which would otherwise be subject to the foregoing restrictions) in an aggregate amount which, together with all other such Debt, does not exceed 15% of the Net Tangible Assets, as shown on a consolidated balance sheet, prepared by the Company in accordance with generally accepted accounting principles, as of a date not more than 90 days prior to the proposed transaction. (Section 1006)

EVENTS OF DEFAULT

     Any of the following events will constitute an Event of Default under the Indenture with respect to Securities of any series: (a) failure to pay any interest on any Security of that series when due, continued for 30 days; (b) failure to pay principal of or any premium on any Security of that series when due; (c) failure to deposit any sinking fund payment, when due, in respect of any Security of that series; (d) any Subsidiary Guarantee (other than certain Subsidiary Guarantees of Secondary Guarantors, as specified in the Indenture) shall for any reason cease to be, or be asserted by the Company or any Subsidiary Guarantor, as applicable, not to be, in full force and effect, enforceable in accordance with the Indenture; (e) failure to perform any other covenant of the Company or any Subsidiary Guarantor in the Indenture or a Subsidiary Guarantee (other than a covenant included in the Indenture or a Subsidiary Guarantee solely for the benefit of series of Securities other than that series), continued for 90 days after written notice as provided in the Indenture; (f) certain events in bankruptcy, insolvency or reorganization involving the Company or a Subsidiary Guarantor; and (g) any other Event of Default provided with respect to Securities of that series. (Section 501)

     If an Event of Default with respect to Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series, by notice as provided in the Indenture, may declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Securities of any series has been made, but before a judgment or decree for payment of money has been obtained by the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 502)

     The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable indemnity. (Sections 601, 603) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of that series; PROVIDED, HOWEVER, that the Trustee shall not be obligated to take any action unduly prejudicial to Holders not joining in such direction or involving the Trustee in personal liability. (Section 512)

     The Company will be required to furnish to the Trustee annually a statement as to the performance by the Company of its obligations under the Indenture and as to any default in such performance. (Section 1007)

DEFEASANCE

     If so specified with respect to any particular series of Securities, the Company may discharge its indebtedness and its obligations and the obligations of the Subsidiary Guarantors or certain of their respective obligations under the Indenture with respect to such series by depositing funds or obligations issued or guaranteed by the United States of America with the Trustee.

  DEFEASANCE AND DISCHARGE

     The Indenture provides that, if so specified with respect to the Securities of any series, the Company and the Subsidiary Guarantors will be discharged from any and all obligations in respect of the Securities of such series (except for certain obligations relating to temporary Securities and exchange of Securities, registration of transfer or exchange of Securities of such series, replacement of stolen, lost or mutilated Securities of such series, maintenance of paying agencies to hold moneys for payment in trust and payments of additional amounts, if any, required in consequence of United States withholding taxes imposed on payments to non-United States persons) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations which, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of (and premium, if any), and each installment of interest on, the Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Securities of such series. (Sections 1302 and 1304) Such a trust may only be established if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or
(ii) since the date of the Indenture there has been a change in applicable federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge, and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred. (Section 1304) In the event of any such defeasance and discharge of Securities of such series, Holders of Securities of such series would be entitled to look only to such trust fund for payment of principal of and any premium and any interest on their Securities until Maturity.

  DEFEASANCE OF CERTAIN OBLIGATIONS

     The Indenture provides that, if so specified with respect to the Securities of any series, the Company may omit to comply with certain restrictive covenants, including the covenant described under " -- Limitation on Liens" above, and any such omission shall not be an Event of Default with respect to the Securities of such series, upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations, which through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of (and premium, if any), and each installment of interest on, the Securities of such series on the Stated Maturity of such payments in accordance with the terms of the Indenture and the Securities of such series. The obligations of the Company and the Subsidiary Guarantors under the Indenture and the Securities of such series and any Subsidiary Guarantees other than with respect to such covenants shall remain in full force and effect. (Section 1303) Such a trust may be established only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the Holders of the Securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations, and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. (Section 1304)

     Although the amount of money and U.S. Government Obligations on deposit with the Trustee would be intended to be sufficient to pay amounts due on the Securities of such series at the time of their Stated Maturity, in the event the Company exercises its option to omit compliance with the covenants defeased with respect to the Securities of any series as described above and the Securities of such series are declared due and payable because of the occurrence of any Event of Default, such amount may not be sufficient to pay amounts due on the Securities of such series at the time of the acceleration resulting from such Event of Default. The Company shall in any event remain liable for such payments as provided in the Indenture.

  FEDERAL INCOME TAX CONSEQUENCES

     Under current United States federal income tax law, defeasance and discharge would likely be treated as a taxable exchange of Securities to be defeased for an interest in the defeasance trust. As a consequence, a holder would recognize gain or loss equal to the difference between the holder's cost or other tax basis for such Securities and the value of the holder's interest in the defeasance trust, and thereafter would be required to include in income a share of the income, gain or loss of the defeasance trust. Under current United States federal income tax law, covenant defeasance would ordinarily not be treated as a taxable exchange of such Securities.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture may be made by the Company, the Subsidiary Guarantors and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Securities of each series affected by such modification or amendment; PROVIDED, HOWEVER, that no such modification or amendment may, without consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Security;
(b) change the Redemption Date with respect to any Security; (c) reduce the principal amount of, or premium or interest on, any Security; (d) change any obligation of the Company to pay additional amounts; (e) reduce the amount of principal of an Original Issue Discount Security payable upon acceleration of the Maturity thereof; (f) change the coin or currency in which any Security or any premium or interest thereon is payable; (g) change the redemption right of any Holder; (h) impair the right to institute suit for the enforcement of any payment on or with respect to any Security; (i) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; (j) reduce the requirements contained in the Indenture for quorum or voting; (k) change any obligation of the Company to maintain an office or agency in the places and for the purposes required by the Indenture; or (l) modify any of the above provisions. (Section 902)

     The Holders of a majority in aggregate principal amount of the Outstanding Securities of each series may, on behalf of the Holders of all Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the Indenture. (Section 1008) The Holders of a majority in aggregate principal amount of the Outstanding Securities of each series may, on behalf of all Holders of Securities of that series, waive any past default under the Indenture with respect to any Securities of that series, except a default (a) in the payment of principal of, or premium, if any, or any interest on any Security of such series or (b) in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each Outstanding Security of such series affected. (Section 513)

     The Indenture provides that in determining whether the Holders of the requisite principal amount of the Outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver thereunder, or are present at a meeting of the Holders of Securities for quorum purposes, (i) the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding shall be the amount of the principal that would be due and payable as of the date of such determination upon acceleration of the Maturity thereof, and (ii) the principal amount of a Security denominated in a foreign currency or currency units shall be the U.S. dollar equivalent, determined on the date of original issuance of such Security, of the principal amount of such Security or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent, determined on the date of original issuance of such Security, of the amount determined as provided in clause (i) above. (Section 101)

     The Indenture contains provisions for convening meetings of the Holders of Securities of a series if Securities of that series are issuable as Bearer Securities. (Section 1401) A meeting may be called at any time by the Trustee, and also, upon request by the Company or the Holders of at least 10% in aggregate principal amount of the Outstanding Securities of that series, in any such case upon notice given in accordance with the provisions described under
" -- Notices" below. (Section 1402) Except for any consent which must be given by the Holders of each Outstanding Security affected thereby, as described above, any resolution presented at a meeting (or adjourned meeting at which a quorum is present) may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Securities of that series; PROVIDED, HOWEVER, that, except for any consent or waiver that must be given by the Holder of each Outstanding Security affected thereby, as described above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action which may be made, given or taken by the Holders of a specified percentage, which is less than a majority in principal amount of the Outstanding Securities of a series, may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of such specified percentage in aggregate principal amount of the Outstanding Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Securities of any series duly held in accordance with the Indenture will be binding on all Holders of Securities of that series and related coupons. The quorum at any meeting, and at any reconvened meeting, will be Persons holding or representing a majority in aggregate principal amount of the Outstanding Securities of a series. (Section
1404)

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company, without the consent of the Holders of any of the Outstanding Securities under the Indenture, may consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any other Person which is a corporation, partnership or trust organized and validly existing under the laws of any domestic jurisdiction, provided that any successor Person assumes the Company's obligations on the Securities and under the Indenture, that after giving effect to the transaction no Event of Default shall have occurred and be continuing, and that certain other conditions are met. (Section 801)

     A Subsidiary Guarantor, without the consent of the Holders of any of the Outstanding Securities under the Indenture, may consolidate with or merge into, or convey, transfer or lease its properties and assets substantially as an entirety to, any other Person which is a corporation, partnership or trust organized and validly existing under the laws of any domestic jurisdiction (or in the case of a Subsidiary Guarantor organized under the laws of a jurisdiction outside the United States, a corporation, partnership, trust or similar business organization organized and existing under the laws of such foreign jurisdiction); PROVIDED that, except to the extent the succeeding paragraph would result in the release of the Subsidiary Guarantee of such Subsidiary Guarantor, any successor Person assumes such Subsidiary Guarantor's obligations on the Securities and under the Indenture, that after giving effect to the transaction no Event of Default shall have occurred and be continuing, and that certain other conditions are met. (Section 803)

     In the event a Subsidiary Guarantor consolidates with or merges into, or conveys, transfers or leases its properties and assets substantially as an entirety to any other Person (other than the Company or another Subsidiary) pursuant to a transaction that is otherwise in compliance with the terms of the Indenture, such Subsidiary Guarantor shall be deemed to be released from its Subsidiary Guarantee and all other obligations and covenants under the Indenture to the extent that all guarantees and primary obligations of such

Subsidiary Guarantor with respect to Funded Indebtedness of the Company (other than the Securities) shall also terminate upon the consummation of such transaction. (Section 805)

NOTICES

     Except as otherwise provided in the Indenture, notices to Holders of Bearer Securities will be given by publication at least twice in a daily newspaper in The City of New York and in such other city or cities as may be specified in such Securities. Notices to Holders of Registered Securities will be given by mail to the addresses of such Holders as they appear in the Security Register. (Section 106)

TITLE

     Title to any Bearer Securities (including Bearer Securities in permanent global form) and any coupons appertaining thereto will pass by delivery. The Company, the Trustee and any agent of the Company or the Trustee may treat the bearer of any Bearer Security and the bearer of any coupon and the registered owner of any Registered Security as the owner thereof (whether or not such Security or coupon shall be overdue and notwithstanding any notice to the contrary) for the purpose of making payment and for all other purposes. (Section
308)

REPLACEMENT OF SECURITIES

     Any mutilated Security or a Security with a mutilated coupon appertaining thereto will be replaced by the Company at the expense of the Holder upon surrender of such Security to the Trustee. Securities or coupons that become destroyed, stolen or lost will be replaced by the Company at the expense of the Holder upon delivery to the Trustee of the Security and coupons or evidence of destruction, loss or theft thereof satisfactory to the Company and the Trustee; in the case of any coupon which becomes destroyed, stolen or lost, such coupon will be replaced by issuance of a new Security in exchange for the Security to which such coupon appertains. In the case of a destroyed, lost or stolen Security or coupon, an indemnity satisfactory to the Trustee and the Company may be required at the expense of the Holder of such Security or coupon before a replacement Security will be issued. (Section 306)

GOVERNING LAW

     The Indenture, the Securities, coupons and Subsidiary Guarantees will be governed by, and construed in accordance with, the laws of the State of New York. (Section 113)

REGARDING THE TRUSTEE

     The Company and certain affiliates from time to time borrow money from, and maintain deposit accounts and conduct certain banking transactions with, The First National Bank of Chicago in the ordinary course of their business. The First National Bank of Chicago serves as agent and is a lender under the Company's bank credit facility.

     The Indenture contains certain limitations on the right of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize for its own account on certain property received in respect of any such claim as security or otherwise. (Section 613) The Trustee will be permitted to engage in certain other transactions; however, if it acquires any conflicting interest (as described in the Indenture), it must eliminate such conflict or resign. (Section 608)

                              PLAN OF DISTRIBUTION

     The Company may sell Securities to or through underwriters or dealers, and also may sell Securities directly to other purchasers or through agents.

     The Prospectus Supplement with respect to the Securities offered thereby will set forth the terms of the offering of such Securities, including the name or names of any underwriters, dealers or agents, the purchase price of such Securities and the proceeds to the Company from such sale, any underwriting discounts and other items constituting compensation to underwriters, dealers or agents, any initial public offering price, any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers and any securities exchanges on which such Securities may be listed.

     If underwriters or dealers are used in the sale, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the Prospectus Supplement, the obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the Securities offered by the Prospectus Supplement if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     The Securities may be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent (or the method by which such commissions can be determined) will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     The Securities, when first issued, will have no established trading market. Any underwriters or agents to or through whom Securities are sold by the Company for public offering and sale may make a market in such Securities, but such underwriters or agents will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Securities.

     Under agreements which may be entered into by the Company, underwriters, dealers and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against or contribution toward certain liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for the Company or its Subsidiaries in the ordinary course of business.

                             VALIDITY OF SECURITIES

     The validity of the Securities will be passed upon for the Company by Vinson & Elkins L.L.P., Houston, Texas, and will be passed upon for any agents, dealers or underwriters by counsel named in the applicable Prospectus Supplement.

                                    EXPERTS

     The audited consolidated financial statements and schedule of NGC Corporation and subsidiaries, incorporated by reference in this Registration Statement, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report. Reference is made to such report, which includes an explanatory paragraph with respect to the change in its method of accounting for fixed price natural gas transactions to the mark-to-market method of accounting.

     The financial statements of Accord Energy Limited as of December 31, 1995 and 1994 and for the year ended December 31, 1995 and the period from December 2, 1993 to December 31, 1994, incorporated in this Prospectus by reference to the Annual Report on Form 10-K/A of NGC Corporation for the year ended December 31, 1995, have been so incorporated in reliance on the report of Price Waterhouse, Chartered Accountants and Registered Auditors, given on the authority of said firm as experts in auditing and accounting.

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  No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person or by anyone in any jurisdiction in which such offer or solicitation may not lawfully be made. Neither the delivery of this Prospectus Supplement and the accompanying Prospectus nor any sale made hereunder shall under any circumstances create an implication that there has been no change in the affairs of the Company since the date hereof.

                          ---------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            Page
                                                                            ----
The Company ...............................................................  S-3
Use of Proceeds ...........................................................  S-4
Capitalization ............................................................  S-4
Description of Senior Debentures ..........................................  S-5
Underwriting ..............................................................  S-8
Validity of Senior Debentures .............................................  S-9
Experts ...................................................................  S-9
             PROSPECTUS
Available Information .....................................................    2
Incorporation of Certain Documents by Reference ...........................    2
Uncertainty of Forward Looking Statements .................................    3
The Company ...............................................................    4
Use of Proceeds ...........................................................    5
Ratios of Earnings to Fixed
  Charges .................................................................    5
Description of Securities .................................................    6
Plan of Distribution ......................................................   16
Validity of Securities ....................................................   17
Experts ...................................................................   17

                                  $175,000,000
                                 NGC CORPORATION
                            7-5/8% Senior Debentures due
                                October 15, 2026

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
                          ---------------------------
                             PROSPECTUS SUPPLEMENT
                                October 10, 1996
                          ---------------------------

                                LEHMAN BROTHERS
                       NATIONSBANC CAPITAL MARKETS, INC.
                               SMITH BARNEY INC.

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